                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                         AMENDMENT NO. 4

                               to

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                CATELLUS DEVELOPMENT CORPORATION
                    (Name of Subject Company)


                 Common Shares, $0.01 par value
                 (Title of Class of Securities)


                           149-111-106
                         (CUSIP Number)

                    Judd D. Malkin
                    JMB/Bay Area Partners
                    100 Bush Street, 27th Floor
                    San Francisco, California  94014
                    Tel. No. (415) 772-3500
             (Name, Address and Telephone Number of
                  Persons Authorized to Receive
                   Notices and Communications)


                        February 21, 1994
                  (Date of Event Which Requires
                    Filing of this Statement

               This Amendment No. 4 amends and supplements the
Statement on Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, and Bay Area Real Estate Investment Associates L.P. ("BAREIA"), a limited partnership formed under the California Revised Limited Partnership Act of which CalPERS is the sole limited partner, with respect to the common stock, par value $0.01 per share (the "Common Stock") of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 4 have the meanings given to such terms in the Schedule 13D.

Item 2.   Identity and Background.

          Information with respect to persons identified in Schedule A of Item 2 is amended as follows:

          Information concerning the current executive officers and members of the Board of Administration of CalPERS is set forth in Schedule A to this Amendment No. 4. Each of such executive officers and members of the Board of Administration is a citizen of the United States.

          To the best of the knowledge of the filing persons, no person named in Schedule A to this Amendment No. 4 during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of the Transaction.

          Item 4 is amended by adding to the end thereof the following information:

          On February 21, 1994, BAREIA executed and delivered a letter agreement dated February 21, 1994, between BAREIA and Itel Corporation, a Delaware corporation (the "Itel Letter Agreement"). The description of the terms and provisions of the Itel Letter Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as Exhibit 12 hereto and incorporated herein by this reference.

Item 5.   Interest in Securities of Issuer.

          Item 5 is amended by adding to the end of 5(a)-(c) the following information:

          On February 21, 1994, BAREIA executed and delivered the
Itel Letter Agreement. The description of the terms and provisions of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as
Exhibit 12 hereto and incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings Where
          Relationship With Respect to Securities of the Issuer.

          Item 6 is amended by adding to the end thereof the following information:

          On February 21, 1994, BAREIA executed and delivered the
Itel Letter Agreement. The description of the terms and provisions of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as
Exhibit 12 hereto and incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits:

          Item 7 is hereby amended by adding the following exhibit.

          12.  Letter Agreement dated February 21, 1994 between
               BAREIA and Itel Corporation.

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 1994      BAY AREA REAL ESTATE INVESTMENT
                              ASSOCIATES L.P.


                              By:  JMB/Bay Area Partners, an
                                   Illinois general partnership,
                                   its General Partner

                              By:  JMB/IH-II, Inc., a General
                                   Partner


                              By:  /s/ Judd D. Malkin
                                   Judd D. Malkin
                                   Title:  Chairman

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 24, 1994      CALIFORNIA PUBLIC EMPLOYEES'
                              RETIREMENT SYSTEM


                              By:  /s/ James E. Burton
                                   James E. Burton
                                   Title:  Assistant Executive
                                           Officer
                                           Investment Operations

                           SCHEDULE A

         CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM


          Listed below are the executive officers and members of the Board of Administration of the California Public Employees'
Retirement System and their present principal occupations and residence or business addresses.

Executive Officers


Dale M. Hanson           Executive Officer
                         California Retirement Employees'
                         Retirement System
                         Lincoln Plaza
                         400 P Street
                         Sacramento, California  94229-2701

James E. Burton          Assistant Executive Officer/Investment
                         Operations
                         California Retirement Employees'
                         Retirement System
                         Lincoln Plaza
                         400 P Street
                         Sacramento, California  94229-2701


Members of the Board of
    Administration

Kathleen Brown           Treasurer of the State of California
                         915 Capital Mall, Suite 110
                         Sacramento, California  95814

Robert Carlson           Retired
                         2120 Lambeth Way
                         Carmichael, California  95608

Thomas Clark             Retired
                         2267 Albury Avenue
                         Long Beach, California  90815

William Crist            Professor of Economics
                         California State University - Stanislaus
                         801 Monte Vista Avenue
                         Turlock, California  95380

Gray Davis               Controller of the State of California
                         300 Capital Mall, 18th Floor
                         Sacramento, California  95814

Jake Petrosino           Planning Graphics Supervisor
                         City Hall
                         200 South Anaheim Boulevard
                         Anaheim, California  92805

Kurato Shimada           Landscape/Grounds Custodial Supervisor
                         Oak Grove School District
                         6578 Santa Teresa Boulevard
                         San Jose, California  95119

David Tirapella          Director, Department of Personnel
                         Administration
                         North Building, Suite 400
                         1515 S Street
                         Sacramento, California  95814

Charles F. Valdes        Attorney
                         California Department of Transportation
                         P.O. Box 1438
                         Sacramento, California  95807

William Rosenberg        Retired
                         5362 Algarrobo, Unit N
                         Laguna Hills, California  92653

Jerry Cremins            Retired
                         3720 Fairmeade Road
                         Pasadena, California  91107

Alfred Villalobos        Private Investment Banker
                         4431 Nogales Drive
                         Tarzana, California  91356

                          EXHIBIT INDEX


Number                                                      Page

  99.12*       Letter Agreement dated February 21,
               1994 between BAREIA and Itel Corporation.     11




*Filed as Exhibit 99 pursuant to EDGAR rules.

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                   (Amendment No. __________)*

                CATELLUS DEVELOPMENT CORPORATION
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                 (Title of Class of Securities)

                           149-111-106
                         (CUSIP Number)

                          Neil G. Bluhm
                      JMB/Bay Area Partners
                44 Montgomery Street, 37th Floor
            San Francisco, CA  94104  (415) 772-3500
   (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        December 4, 1990
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ x ] (a fee is not required only if the reporting person:
[ x ] (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and [ ] (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 149-111-106              Page   2   of   52   Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bay Area Real Estate
     Investment Associates L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]
                                                       (b)  [  ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF           7    SOLE VOTING POWER
SHARES
BENEFICIALLY             0
OWNED BY EACH
REPORTING           8    SHARED VOTING POWER
PERSON WITH
                         10,740,538

                    9    SOLE DISPOSITIVE POWER

                         0

                    10   SHARED DISPOSITIVE POWER

                         10,740,538

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,740,538

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     approx. 19.9%

14   TYPE OF REPORTING PERSON*

     PN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No. 149-111-106              Page   3   of   52   Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     California Public Employees' Retirement System
     I.R.S. I.D. No. 94-620-7465

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]
                                                       (b)  [  ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT  TO ITEMS 2(d) or 2(E)                        [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Unit of the State and Consumer Services Agency of the State of California

NUMBER OF SHARES    7    SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH            269,168
REPORTING PERSON
WITH                8    SHARED VOTING POWER

                         10,740,538

9    SOLE DISPOSITIVE POWER

     269,168

10   SHARED DISPOSITIVE POWER

     10,740,538

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,009,706

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     approx. 20.40%

14   TYPE OF REPORTING PERSON*

     EP
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Catellus Development Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 201 Mission Street, San Francisco, California 94105. The Common Stock of the Issuer became registered under the Securities Exchange Act of 1934 (the "Exchange Act") in connection with the transaction described in
Item 5(c).

Item 2.   Identity and Background.

          This Statement is filed on behalf of the following persons, who are collectively referred to as the "Filing
Persons":

          California Public Employees' Retirement System ("CalPERS") is a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, with its principal office and business located at Lincoln Plaza, 400 P Street, Sacramento, California.

          Bay Area Real Estate Investment Associates L.P. ("BAREIA") is a limited partnership formed under the California Revised Limited Partnership Act, with its principal office and business located at 44 Montgomery Street, 37th Floor, San Francisco, California. BAREIA is principally engaged in the business of owning, holding and disposing of its investment in the Common Stock. CalPERS is the sole limited partner of BAREIA.

          Information concerning the executive officers and members of the Board of Administration of CalPERS is set forth in Schedule A to this statement. Each of such executive officers and members of the Board of Administration is a citizen of the United States.

          The general partner of BAREIA is JMB/Bay Area Partners, an Illinois general partnership. The general partners of JMB/Bay Area Partners are JMB/IH-II, Inc., an Illinois corporation, which is the managing partner, and JMB Acquisition Associates, an Illinois general partnership. Information concerning the executive officers and directors of JMB/IH-II, Inc. is set forth in Schedule B to this statement. Each of such executive officers and directors is a citizen of the United States.

          None of the Filing Persons nor, to the best of their knowledge, any person named in this Item 2 or in Schedule A or B to this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent
      jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Sources and Amount of Funds or Other Considerations.

          On December 29, 1989, BAREIA purchased 19.9% of the Common Stock of the Issuer for $398,000,000 using funds contributed to BAREIA as capital by CalPERS and by BAREIA's general partner, JMB Bay Area Partners. CalPERS has made capital contributions to BAREIA totaling $479,998,080 from pension trust funds under CalPERS' administration. JMB/Bay Area Partners has made capital contributions to BAREIA totaling $961,920 from its working capital funds. On December 4, 1990, CalPERS acquired 312,168 shares from Santa Fe Pacific Corporation ("Santa Fe") pursuant to a spin-off transaction as described more fully in
Item 5(c). These 312,168 shares have been reduced to 269,168 shares pursuant to sales transactions conducted since December 4, 1990 as described more fully in Item 5(c).

Item 4.   Purpose of the Transaction.

          The Filing Persons have acquired the shares of Common Stock reported herein for investment purposes. The Filing Persons may from time to time seek to increase, reduce or dispose of their investment in the Common Stock in the open market, in privately negotiated transactions or otherwise. The determination to effect any such transactions will depend, among other things, on the market price of the Common Stock, availability of funds, borrowing costs, market conditions, developments affecting the Issuer and the Filing Persons, other opportunities available to the Filing Persons and other considerations. The Filing Persons intend, from time to time, to review their investment in the Issuer and to take such action with respect to their investment as they consider desirable in light of the circumstances then prevailing.

          In December 1989, BAREIA acquired 19.9% of the Common Stock of the Issuer directly from the Issuer. At the time of this investment, BAREIA entered into three agreements with Itel Corporation ("Itel") and with Olympia & York Developments Limited ("O&Y") or its wholly owned subsidiary, Olympia & York SF Holdings Corporation. BAREIA, Itel and O&Y are the three principal stockholders of the Issuer. According to the Schedule 13D filed by Itel on November 19, 1990, Itel expected to receive 6,123,407 shares (12.4%) of the Common Stock of the Issuer as a result of the transaction described in Item 5(c). According to the Form 10 filed by the Issuer on November 20, 1990, O&Y was expected to receive 7,382,656 shares (14.95%) of the Common Stock of the Issuer as a result of the transaction described in Item 5(c). The agreements among the parties are discussed below.

          Long-Term Stockholders Agreement. BAREIA, Itel and Olympia & York SF Holdings Corporation have entered into a Long-Term Stockholders Agreement dated December 29, 1989 (the "Stockholders Agreement") effective as of December 4, 1990 pursuant to which each party has agreed to certain arrangements regarding the election of directors of the Issuer and certain restrictions on transfer of its Common Stock. Each party has agreed to vote its shares of Common Stock to set the number of directors constituting the Board of Directors of the Issuer at nine and to elect the following nominees as directors of the
Issuer: two nominees of each party (six nominees in the aggregate); the Chief Executive Officer of the Issuer and two individuals who are not affiliates of the Issuer or of any party to the Stockholders Agreement, as selected by the Nominating Committee of the Board of Directors of the Issuer (which shall consist of one representative of each of the parties and one person who is not an affiliate of any such party or the Issuer). These voting provisions will remain in effect with respect to a party provided such party owns at least 10% of the issued and outstanding Common Stock. If a party's beneficial ownership is reduced to less than 10% but remains more than 5%, such party shall be entitled to one nominee. The current BAREIA representatives on the Board of Directors of the Issuer are Judd
D. Malkin and Darla Totusek Flanagan.

          The Stockholders Agreement also provides for certain rights of first offer and rights of inclusion with respect to the transfer of Common Stock. Pursuant to the right of first offer, each time a party to the Stockholders Agreement proposes to offer for sale any shares of Common Stock, such party must first make an offering of such Common Stock to each other party (which has the right to purchase the shares pro rata) before the offering party otherwise sells or disposes of such Common Stock. The right of first offer does not apply to certain corporate transactions or to sales of Common Stock by a party in unsolicited "brokers' transactions," as defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), at a price equal to the price generally prevailing in the market.

If any party or parties decide to sell Common Stock constituting more than 20% of the then outstanding Common Stock, the remaining non-participating party or parties must be given notice and the right to participate in the sale. The Stockholders Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

          Registration Rights Agreement. The Issuer has entered into a Registration Rights Agreement with BAREIA, Itel and Olympia & York SF Holdings Corporation dated December 29, 1989 (the "Registration Rights Agreement") effective as of December 4, 1990. The Registration Rights Agreement generally permits any person (a "Holder") owning Registrable Securities (as defined in the Registration Rights Agreement) to require the Issuer to file a registration statement under the Securities Act, at the Issuer's expense, covering not less than 20% of the Registrable
      Securities of such Holder (or a lesser percent if the
aggregate offering price net of underwriting discounts and commissions would exceed $75 million). No such registration may be requested within the 90-day period following December 4, 1990.

          Each Holder may demand two such registrations, and may participate in registrations requested by any other Holder, subject to certain volume limitations. In addition, if at any time the Issuer proposes to register any Common Stock or other securities under the Securities Act in connection with a public offering of such securities solely for cash, each Holder has the right to request that any of its Registrable Securities be included in such registration statement, subject to certain volume limitations. The Registration Rights Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

          Stockholder Spin-Off Representation Agreement. BAREIA, Itel and O&Y have entered into a Stockholder Spin-Off Representation Agreement dated December 29, 1989 (the "Stockholder Representation Agreement"). Pursuant to the Stockholder Representation Agreement, the parties, in addition to agreeing to make certain representations in connection with the distribution of securities described under Item 5(c), have agreed
(i) not to make a tender or exchange offer for any Common Stock for a period of one year commencing December 4, 1990, except in response to a bona fide unsolicited tender or exchange offer, and
(ii) to support any resolution by the Board of Directors of the Issuer not to support any tender or exchange offer except under certain conditions for a nine-month period commencing December 4, 1990. The Stockholder Representation Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein.

          Other than as described above, the Filing Persons have no current plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or their actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of
      registration pursuant to Section 12(g)(4) of the Exchange
Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Issuer beneficially owned by each of the Filing Persons, and the Filing Person as a group, are as follows:

          CalPERS has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 269,168 shares, which CalPERS owns individually as a result of the distribution described in Item 5(c) below. As the sole limited partner of BAREIA, CalPERS may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 10,740,538 shares. Accordingly, in the aggregate, CalPERS may be deemed to beneficially own 11,009,706 shares of the outstanding Common Stock of the Issuer, which constitutes approximately 20.40% of such Common Stock.

          BAREIA beneficially owns 10,740,538 shares of the outstanding Common Stock of the Issuer, which constitutes approximately 19.9% of such Common Stock. BAREIA has shared power to dispose or to direct the disposition of and shared power to vote or to direct the vote of such 10,740,538 shares.

          To the best of the knowledge of the Filing Persons, no other person named in Item 2 or in Schedule A or B beneficially owns any shares of Common Stock of the Issuer.

          As a result of the agreements described in Item 4, BAREIA and CalPERS believe that BAREIA, Itel and O&Y might be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. However, BAREIA disclaims any beneficial ownership of Common Stock of the Issuer owned by either Itel or O&Y. For further information regarding the ownership of the Common Stock of the Issuer by Itel and O&Y, reference should be made to the Schedule 13D filings of those parties.

          (c) On November 19, 1990, the board of directors of Santa Fe authorized the distribution (the "Distribution") to holders of Santa Fe's common stock of all the outstanding shares of Common Stock of the Issuer held by Santa Fe prior to the Distribution. Prior to the Distribution, CalPERS beneficially owned 1,248,673 shares of Santa Fe common stock. Shares of Common Stock of the Issuer were distributed on December 4, 1990 to holders of record of Santa Fe common stock at the close of business on November 29, 1990 (the "Record Date") on the basis of one share of Common Stock for every four shares of Santa Fe common stock held on the Record Date. As a result of the Distribution, CalPERS received 312,168 shares of the Common Stock.

          Since the Distribution, CalPERS has sold on the New
York Stock Exchange shares of the Common Stock received in the Distribution as follows:

                            Number of                 Price
          Date             Shares Sold            Per Share ($)

     December 6, 1990        20,000                   9.6875
     December 7, 1990        10,000                   9.625
     December 10, 1990       13,000                   9.1538

          No other transactions with respect to the Common Stock have been effected by the Filing Persons during the past 60 days.

To the best of the knowledge of the Filing Persons, none of the other persons named in Item 2 or Schedule A or B has engaged in any transactions with respect to the Common Stock during the past
60 days.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

          In December 1989, BAREIA purchased from the Issuer a convertible debenture in the principal amount of $75 million, due on December 28, 1994, that may be converted, at any time after December 31, 1991 until final maturity, into shares of the Common Stock of the Issuer at a conversion price per share equal to the market price. The market price will be determined to be the average closing price per share for the Common Stock on the New York Stock Exchange for the 30 trading days immediately preceding the conversion date.

          Except as described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          1. Long-Term Stockholders Agreement, dated as of December 29, 1989, among Bay Area Real Estate Investment Associates L.P., Olympia & York SF Holdings Corporation and Itel Corporation.

          2. Registration Rights Agreement, dated as of December 29, 1989, among Bay Area Real Estate Investment Associates L.P., Olympia & York SF Holdings Corporation and Itel Corporation.

          3. Stockholder Spin-off Representation Agreement, dated as of December 29, 1989, among Bay Area Real
               Estate Investment Associates L.P., Olympia & York
               Developments Limited and Itel Corporation.

          4.   Joint Filing Agreement dated December 12, 1990.

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 12, 1990      BAY AREA REAL ESTATE INVESTMENT
                              ASSOCIATES L.P.


                              By:  JMB/Bay Area Partners, an
                                   Illinois general partnership,
                                   its General Partner

                              By:  JMB/IH-II, Inc., a General
                                   Partner


                              By:  /s/ Neil G. Bluhm
                                   Neil G. Bluhm
                                   Title:  President

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 12, 1990      CALIFORNIA PUBLIC EMPLOYEES'
                              RETIREMENT SYSTEM


                              By:  /s/ Dale M. Hanson
                                   Dale M. Hanson
                                   Title:  Executive Officer

                           SCHEDULE A

         CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM

     Listed below are the executive officer and members of the Board of Administration of the California Public Employees'
Retirement System and their present principal occupations and residence or business addresses.

Executive Officer

Dale M. Hanson                     Executive Officer
                                   California Public Employees'
                                    Retirement System
                                   Lincoln Plaza
                                   400 P Street
                                   Sacramento, California  94229

Members of the Board of Administration

Robert Carlson                     Retired
                                   2120 Lambeth Way
                                   Carmichael, California  95608

Thomas Clark                       Optometrist
                                   5479 Abbeyfield Street
                                   Long Beach, California  90815

William Crist                      Professor of Economics
                                   California State University,
                                   Stanislaus
                                   801 West Monte Vista Avenue
                                   Turlock, California  95380

Gray Davis                         Controller of the State of
                                     California
                                   300 Capitol Mall, 18th floor
                                   Sacramento, California  95814

Bill D. Ellis                      Retired
                                   43-401 Arabia Street
                                   Indio, California  92201

Jake Petrosino                     Planning Graphics Supervisor
                                   City Hall
                                   200 South Anaheim Boulevard
                                   Anaheim, California  92805

Kurato Shimada                     Landscape/Grounds Custodial
                                   Supervisor
                                   Oak Grove School District
                                   6578 Santa Teresa Boulevard
                                   San Jose, California  95119

Thomas Hayes                       Treasurer of the State of
                                    California
                                   915 Capitol Mall, Room 110
                                   Sacramento, California  95814

David Tirapelle                    Director, Department of
                                    Personnel Administration
                                   North Building, Suite 400
                                   1515 S Street
                                   Sacramento, California  95814

Charles P. Valdes                  Attorney
                                   California Department of
                                    Transportation
                                   P. O. Box 1438
                                   Sacramento, California  95807

Madale Watson                      Housewife
                                   437 North Irving Boulevard
                                   Los Angeles, California  90004

Jack Wickware                      Vice President, General
                                    Counsel
                                   Metropolitan Life Insurance
                                    Company
                                   P. O. Box 3872
                                   San Francisco, CA  94119-3872

Lorrie Ward                        Assistant to the Governor
                                   Governor's Office
                                   State Capitol, First Floor
                                   Sacramento, California  95814

                           SCHEDULE B

                         JMB/IH-II, INC.


     Listed below are the executive officers and director of JMB/IH-II, Inc. The principal occupation of each person is as an employee of JMB Realty Corporation or JMB/IH-II, Inc., and the business address of each person is 900 North Michigan Avenue, Chicago, Illinois 60611.

Executive Officers

H. Rigel Barber                    Vice President

Neil G. Bluhm                      President

Robert J. Chapman                  Vice President

Burton E. Glazov                   Vice President

Jeffrey Gluskin                    Vice President

R. D. Godsey                       Vice President

David T. Hejna                     Vice President,
                                    Associate General
                                    Counsel & Assistant Secretary

Howard Kogen                       Vice President & Controller

Marvin Lederman                    Vice President & Treasurer

Judd D. Malkin                     Chairman

Avrum Miller                       Vice President & Controller

Stuart C. Nathan                   Vice President

Gary Nickele                       Vice President, Assistant
                                    Secretary & General Counsel

Dennis M. Quinn                    Associate General Counsel &
                                    Assistant Secretary

Joan L. Weyer                      Assistant Secretary

Kevin B. Yates                     Secretary & Assistant Vice
                                    President

Director

Neil G. Bluhm

                          EXHIBIT INDEX


Number                                                      Page

  1            Long-Term Stockholders Agreement,
               dated as of December 29, 1989, among
               Bay Area Real Estate Investment
               Associates L.P., Olympia & York SF
               Holdings Corporation and Itel
               Corporation.                                  17

  2            Registration Rights Agreement, dated
               as December 29, 1989, among Bay Area
               Real Estate Investment Associates, L.P.,
               Olympia & York SF Holdings Corporation
               and Itel Corporation.                         30

  3            Stockholder Spin-Off Representation
               Agreement, dated as of December 29, 1989,
               among Bay Area Real Estate Investment
               Associates L.P., Olympia & York
               Developments Limited and Itel Corporation.    44

  4            Joint Filing Agreement dated December 12,
               1990.                                         50

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                         AMENDMENT NO. 1

                               to

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                CATELLUS DEVELOPMENT CORPORATION
                    (Name of Subject Company)


                 Common Shares, $0.01 par value
                 (Title of Class of Securities)


                           149-111-106
                         (CUSIP Number)

                    Judd D. Malkin
                    JMB/Bay Area Partners
                    44 Montgomery Street, 37th Floor
                    San Francisco, California  94014
                    Tel. No. (415) 772-3500

             (Name, Address and Telephone Number of
                  Persons Authorized to Receive
                   Notices and Communications)


                         October 30, 1992
                  (Date of Event Which Requires
                    Filing of this Statement)

          This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, and Bay Area Real Estate Investment Associates L.P. ("BAREIA"), a limited partnership formed under the California Revised Limited Partnership Act of which CalPERS is the sole limited partner, with respect to the common stock, par value $0.01 per share (the "Common Stock") of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 1 have the meanings given to such terms in the Schedule 13D.

Item 2.   Identity and Background.

          Information with respect to persons identified in Schedule A and Schedule B of Item 2 is amended as follows:

          Information concerning the current executive officers and members of the Board of Administration of CalPERS is set forth in Schedule A to this Amendment No. 1. Each of such executive officers and members of the Board of Administration is a citizen of the United States.

          Information concerning the current executive officers and directors of JMB/IH-II, Inc. is set forth in Schedule B to this Amendment No. 1. Each of such executive officers and directors is a citizen of the United States.

          To the best of the knowledge of the filing persons, no person named in Schedule A or Schedule B to this Amendment No. 1 during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amount of Funds.

          Item 3 is amended by adding to the end thereof the following information:

          On October 30, 1992, BAREIA executed a letter of intent ("1992 LOI") with the Issuer which provides that, subject to the negotiation and execution of a definitive agreement and certain other conditions specified in the 1992 LOI, BAREIA would convert its 13-1/2% Convertible Debenture due December 29, 1994 of the Issuer (the "Debenture") into Common Stock of the Issuer, based
      upon the stock price reflected in a concurrent public
equity offering by the Issuer based on an agreed value of the Debenture of $141 Million. The 1992 LOI also contemplates that BAREIA would purchase additional shares of Common Stock in the public offering. It presently is anticipated that funds for any additional purchases by BAREIA will be contributed 99.8% by CalPERS and 0.2% by JMB/Bay Area Partners, that such contributions by CalPERS will be from pension trust funds under its administration, and that JMB/Bay Area Partners contributions will be from its working capital funds. The descriptions of the terms and provisions of the Debenture and the 1992 LOI are qualified in their entirety by reference to the text of the Debenture and the 1992 LOI, which are filed as Exhibits 5 and 6, respectively hereto and incorporated herein by this reference.

Item 4.   Purpose of the Transaction.

          Item 4 is amended by adding to the end thereof the following information:

          On October 30, 1992, BAREIA executed the 1992 LOI. The description of the terms and provisions of the Debenture and the 1992 LOI are qualified in their entirety by reference to the text of the Debenture and the 1992 LOI, which are filed as Exhibits 5 and 6, respectively hereto and incorporated herein by this reference.

Item 5.   Interest in Securities of Issuer.

          Item 5 is amended by adding to the end of 5(a)-(b) the following information:

          On October 30, 1992, BAREIA executed the 1992 LOI. The number of additional shares of Common Stock that would be obtained by BAREIA if the conversion of the Debenture and concurrent public offering transpire as described in the 1992 LOI depends upon the price and number of shares sold in the public offering. For example, at a price of $6.50 per share, BAREIA would acquire an additional 21,692,307 shares upon the conversion, which would result in BAREIA owning approximately 42.9% of the outstanding Common Stock. This percentage would be maintained by additional purchases of Common Stock by BAREIA in the public offering. Any increases in the Common Stock owned by BAREIA would result in corresponding increases in the beneficial ownership of Common Stock by CalPERS. The descriptions of the terms and provisions of the Debenture and the 1992 LOI are qualified in their entirety by reference to the text of the Debenture and the 1992 LOI, which are filed as Exhibits 5 and 6, respectively hereto and incorporated herein by this reference.

Item 6.   Contracts, Arrangements, Understandings Where
          Relationship With Respect to Securities of the Issuer.

          Item 6 is amended by adding to the end thereof the following information:

          On October 30, 1992, BAREIA executed the 1992 LOI. The description of the terms and provisions of the Debenture and the 1992 LOI are qualified in their entirety by reference to the text of the Debenture and the 1992 LOI, which are filed as Exhibits 5 and 6, respectively hereto and incorporated herein by this reference.

Item 7.   Material to be Filed as Exhibits:

          Item 7 is hereby amended by adding the following exhibit.

          5.   Form of 13-1/2% Convertible Debenture of the
               Issuer due December 28, 1994.

          6.   Letter of Intent dated October 30, 1992 between
               BAREIA and the Issuer.

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date:  October   , 1992       BAY AREA REAL ESTATE INVESTMENT
                              ASSOCIATES L.P.


                              By:  JMB/Bay Area Partners, an
                                   Illinois general partnership,
                                   its General Partner

                              By:  JMB/IH-II, Inc., a General
                                   Partner


                              By:  /s/ Judd D. Malkin
                                   Name:   Judd D. Malkin
                                   Title:  Chairman

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date:  October 22, 1992       CALIFORNIA PUBLIC EMPLOYEES'
                              RETIREMENT SYSTEM


                              By:  /s/ James E. Burton
                                   Name:   James E. Burton
                                   Title:  Assistant Executive
                                           Officer
                                           Investment Operations

                           SCHEDULE A

         CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM

     Listed below are the executive officers and members of the Board of Administration of the California Public Employees'
Retirement System and their present principal occupations and residence or business addresses.


Executive Officers
Dale M. Hanson           Executive Officer
                         California Public Employees' Retirement
                         System
                         Lincoln Plaza
                         400 P Street
                         Sacramento, California  94229

James E. Burton          Assistant Executive Officer/Investment
                         Operations
                         California Public Employees' Retirement
                         Systems
                         Lincoln Plaza
                         400 P Street
                         Sacramento, California  94229

Members of the Board of
  Administration

Kathleen Brown           Treasurer of the State of California
                         915 Capitol Mall, Room 110
                         Sacramento, California  95814

Robert Carlson           Retired
                         2120 Lambeth Way
                         Carmichael, California  95608

Thomas Clark             Optometrist
                         5479 Abbeyfield Street
                         Long Beach, California  90815

William Crist            Professor of Economics
                         California State University - Stanislaus

                         801 Monte Vista Avenue
                         Turlock, California  95380

Gray Davis               Controller of the State of California
                         300 Capitol Mall, 18th Floor
                         Sacramento, California  95814

Members of the Board of

Bill D. Ellis            Equipment Mechanic
                         43-401 Arabia Street
                         Indio, California  92201

Jake Petrosino           Planning Graphics Supervisor
                         City Hall
                         200 South Anaheim Boulevard
                         Anaheim, California  92805

Kurato Shimada           Landscape/Grounds Custodial Supervisor
                         Oak Grove School District
                         6578 Santa Teresa Boulevard
                         San Jose, California  95119

David Tirapelle          Director, Department of Personnel
                         Administration
                         North Building, Suite 400
                         1515 S Street
                         Sacramento, California  95814

Charles P. Valdes        Attorney
                         California Department of Transportation
                         P.O. Box 1438
                         Sacramento, California  95807

Lorrie Ward              Member, State Personnel Board
                         11549 Sutters Mill Circle
                         Gold River, California 95670

Madale Watson            Housewife
                         437 N. Irving Boulevard
                         Los Angeles, California  90004

Jack Wickware            Vice President, General Counsel
                         Metropolitan Life Insurance Co.
                         P.O. Box 3872
                         San Francisco, California  94119-3872

                           SCHEDULE B


          Listed below are the executive officers and director of JMB/IH-II, Inc. The principal occupation of each person is as an employee of JMB Realty Corporation of JMB/IH-II, Inc., and the business address of each person is 900 N. Michigan Avenue, Chicago, Illinois 60611.

Executive Officers

H. Rigel Barber               Vice President

Neil G. Bluhm                 President

Robert J. Chapman             Vice President

Jeffrey Gluskin               Vice President

R.D. Godsey                   Vice President

David T. Hejna                Vice President, Associate General
                              Counsel and Assistant Secretary

Howard Kogen                  Vice President and Treasurer

Judd D. Malkin                Chairman

Avrum Miller                  Vice President and Controller

Gary Nickele                  Vice President, Assistant Secretary
                              and General Counsel

Joan V. Weyer                 Assistant Secretary

Kevin B. Yates                Secretary and Assistant Vice
                              President


Director

Gary Nickele

                          EXHIBIT INDEX


Number                                                      Page

  5            Form of 13-1/2% Convertible Debenture
               of Catellus Development Corporation due
               December 28, 1994 . . . . . . . . . . . . .   11

  6            Letter of Intent, dated October 30, 1992,
               between Catellus Development Corporation
               and Bay Area Real Estate Investment
               Associates L.P. . . . . . . . . . . . . . .   21

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                         AMENDMENT NO. 2

                               to

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                CATELLUS DEVELOPMENT CORPORATION
                    (Name of Subject Company)


                 Common Shares, $0.01 par value
                 (Title of Class of Securities)


                           149-111-106
                         (CUSIP Number)

                   Judd D. Malkin
                   JMB/Bay Area Partners
                   100 Bush Street, 27th Floor
                   San Francisco, California  94014
                   Tel. No. (415) 772-3500
             (Name, Address and Telephone Number of
                  Persons Authorized to Receive
                   Notices and Communications)


                         January 15, 1993
                  (Date of Event Which Requires
                    Filing of this Statement

         This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, and Bay Area Real Estate Investment Associates L.P. ("BAREIA"), a limited partnership formed under the California Revised Limited Partnership Act of which CalPERS is the sole limited partner, with respect to the common stock, par value $0.01 per share (the "Common Stock") of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 2 have the meanings given to such terms in the Schedule 13D.

Item 3.  Sources and Amount of Funds.

         Item 3 is amended by adding to the end thereof the following information:

         On January 15, 1993, BAREIA and the Issuer executed an Agreement (the "1993 Agreement") which provides that, among other things, upon satisfaction of certain conditions specified in the 1993 Agreement, BAREIA would convert its 13-1/2% Convertible Debenture due December 29, 1994 of the Issuer (the "Debenture") into Common Stock of the Issuer with an aggregate value of $141 million (assuming conversion by February 15, 1993) with a conversion price based upon the Common Stock price at the time of a concurrent public equity offering by the issuer. Concurrently with the public offering, BAREIA will purchase from the Issuer a number of shares of the class of securities sold in the public offering calculated so that BAREIA purchases a portion of the total number of shares of such class being sold (to BAREIA and in the public offering) equal to BAREIA's percentage ownership of the outstanding Common Stock (giving effect to the conversion of the Debenture but not to the public offering). Among the conditions to BAREIA's obligations under the 1993 Agreement are execution and delivery by Olympia & York SF Holdings Corporation, Itel Corporation and the Issuer of a Stockholder's Agreement and a First Amendment to the Registration Rights Agreement among those parties and BAREIA. The forms of Stockholders' Agreement and First Amendment to Registration Rights Agreement are attached as exhibits to the 1993 Agreement. It presently is anticipated that funds for any additional purchases by BAREIA will be contributed 99.8% by CalPERS and 0.2% by JMB/Bay Area Partners, that such contributions by CalPERS will be from pension trust funds under its administration, and that JMB/Bay Area Partners contributions will be from its working capital funds. The descriptions of the terms and provisions of the 1993 Agreement are qualified in their entirety by reference to the text of the 1993 Agreement, which is filed as Exhibit 7 and incorporated herein by this reference.

Item 4.  Purpose of the Transaction.

         Item 4 is amended by adding to the end thereof the following information:

         On January 15, 1993, BAREIA executed the 1993 Agreement.

The description of the terms and provisions of the 1993 Agreement are qualified in their entirety by reference to the text of the 1993 Agreement, which is filed as Exhibit 7 hereto and incorporated herein by this reference.

Item 5.  Interest in Securities of Issuer.

         Item 5 is amended by adding to the end of 5(a)-(b) the following information:

         On January 15, 1993, BAREIA executed the 1993 Agreement.

The number of additional shares of Common Stock that would be obtained by BAREIA if the conversion of the Debenture and concurrent public offering transpire as described in the 1993 Agreement depends upon the date of the closing under the 1993 Agreement, the market price for the Common Stock of the Issuer, and, if the public offering involves Common Stock, the price and number of shares sold in the public offering. For example, at a price of $6.50 per share, BAREIA would acquire an additional 21,692,307 shares upon the conversion if the closing occurs on or before February 15, 1993, which would result in BAREIA owning approximately 42.9% of the outstanding Common Stock. This percentage would be maintained by additional purchases of Common Stock by BAREIA in the public offering if the public offering were to involve Common Stock. Any increases in the Common Stock owned by BAREIA would result in corresponding increases in the beneficial ownership of Common Stock by CalPERS. The descriptions of the terms and provisions of 1993 Agreement are qualified in their entirety by reference to the text of the 1993 Agreement, which is filed as Exhibit 7 hereto and incorporated herein by this reference.

Item 6.  Contracts, Arrangements, Understandings Where
         Relationship With Respect to Securities of the Issuer.

         Item 6 is amended by adding to the end thereof the following information:

         On January 15, 1993, BAREIA executed the 1993 Agreement.

The description of the terms and provisions of the 1993 Agreement are qualified in their entirety by reference to the text of the 1993 Agreement, which is filed as Exhibit 7 hereto and incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits:

         Item 7 is hereby amended by adding the following exhibits.

         7. Agreement dated as of January 14, 1993 between the Issuer and BAREIA (including form of Stockholders'
              Agreement and form of First Amendment to Registration Rights Agreement).

                            SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 20, 1993      BAY AREA REAL ESTATE INVESTMENT
                             ASSOCIATES L.P.


                             By:  JMB/Bay Area Partners, an
                                  Illinois general partnership,
                                  its General Partner

                             By:  JMB/IH-II, Inc., a General
                                  Partner


                             By:  /s/ Judd D. Malkin
                                  Judd D. Malkin
                                  Chairman

                            SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 20, 1993      CALIFORNIA PUBLIC EMPLOYEES'
                             RETIREMENT SYSTEM


                             By:  /s/ James E. Burton
                                  James E. Burton
                                  Assistant Executive Officer
                                  Investment Operations

                          EXHIBIT INDEX


Number                                                      Page

  7           Agreement dated as of January 14, 1993
              between the Issuer and BAREIA (including
              form of Stockholders' Agreement and form
              of First Amendment to Registration Rights
              Agreement. . . . . . . . . . . . . . . . .      8

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                         AMENDMENT NO. 3

                               to

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                CATELLUS DEVELOPMENT CORPORATION
                    (Name of Subject Company)


                 Common Shares, $0.01 par value
                 (Title of Class of Securities)


                           149-111-106
                         (CUSIP Number)

                         Judd D. Malkin
                      JMB/Bay Area Partners
                   100 Bush Street, 27th Floor
                San Francisco, California  94014
                     Tel. No. (415) 772-3500
             (Name, Address and Telephone Number of
                  Persons Authorized to Receive
                   Notices and Communications)


                        February 11, 1993
                  (Date of Event Which Requires
                    Filing of this Statement)

                          SCHEDULE 13D

CUSIP No. 149-111-106             Page   2   of   47   Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bay Area Real Estate Investment Associates, L.P.
         I.R.S. I.D. No. 94-310-4456

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                        (a)  [  ]
                                                       (b)  [  ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                     [  ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California

NUMBER OF SHARES        7    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING            0
PERSON WITH
                        8    SHARED VOTING POWER

                                  37,488,174

                        9    SOLE DISPOSITIVE POWER

                                  0

                        10   SHARED DISPOSITIVE POWER

                                  37,488,174

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         37,488,174

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                    [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              approx. 46.4%

14       TYPE OF REPORTING PERSON*

              PN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No. 149-111-106             Page   3   of   47   Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         California Public Employees' Retirement System
         I.R.S. I.D. No. 94-620-7465

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                        (a)  [  ]
                                                       (b)  [  ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                     [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Unit of the State and Consumer Services Agency of the State of California

NUMBER OF SHARES   7    SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH           269,168
REPORTING
PERSON WITH        8    SHARED VOTING POWER

                             37,488,174

                        9    SOLE DISPOSITIVE POWER

                             269,168

                        10   SHARED DISPOSITIVE POWER

                             37,488,174

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         37,757,342

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                    [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         approx. 46.8%

14       TYPE OF REPORTING PERSON*

         EP

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

              This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, and Bay Area Real Estate Investment Associates L.P. ("BAREIA"), a limited partnership formed under the California Revised Limited Partnership Act of which CalPERS is the sole limited partner, with respect to the common stock, par value $0.01 per share (the "Common Stock") of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 3 have the meanings given to such terms in the Schedule 13D.

Item 3.  Sources and Amount of Funds.

              Item 3 is amended by adding to the end thereof the following information:

              On February 11, 1993, BAREIA converted its 13-1/4% Convertible Debenture due December 29, 1994 of the Issuer (the "Debenture") into 18,989,899 shares of Common Stock of the Issuer. Concurrently with such conversion, BAREIA purchased from the Issuer 1,405,702 shares of the Issuer's $3.75 Series A Cumulative Convertible Preferred Stock ("Preferred Stock") for a cash purchase price of $70,285,100 using funds contributed to BAREIA's capital by CalPERS and by BAREIA's general partner, JMB/Bay Area Partners. The conversion and the purchase were made pursuant to the Agreement dated as of January 14, 1993, as amended, between the Issuer and the BAREIA (the "1993 Agreement"). In connection with such transaction, CalPERS made a capital contribution to BAREIA of approximately $70,600,000 from pension trust funds under CalPERS' administration, and JMB/Bay Area Partners made a capital contribution to BAREIA totalling approximately $141,483 from its working capital funds. The 1,405,702 shares of Preferred Stock currently are convertible at the option of the holder into 7,757,737 shares of Common Stock of the Issuer.

Item 4.  Purpose of the Transaction.

              Item 4 is amended by adding to the end thereof the following information:

              On February 11, 1993 BAREIA executed and delivered:
(i) Amendment No. 1 to the 1993 Agreement between BAREIA and the Issuer ("Amendment No. 1"); (ii) the Stockholders Agreement dated as of January 29, 1993 among BAREIA, the Issuer, Olympia & York SF Holdings Corporation, an Ontario corporation ("O&Y") and Itel Corporation, a Delaware corporation ("Itel") (the "Stockholders Agreement"); (iii) the First Amendment to Registration Rights Agreement dated as of January 29, 1993 among BAREIA, the Issuer, O&Y and Itel (the "Registration Rights Amendment"), and (iv) the Standby Stockholders Agreement dated as of February 4, 1993 among BAREIA, the Issuer and Itel. The descriptions of the terms and provisions of Amendment No. 1, the Stockholders Agreement, the Registration Rights Amendment and the Standby Stockholders Agreement are qualified in their entirety by reference to the text of such agreements, which are filed as Exhibits 8, 9, 10 and 11, respectively, hereto and incorporated herein by this reference.

Item 5.  Interest in Securities of Issuer.

              Item 5 is amended by adding to the end of 5(a)-(c) the following information:

              On February 11, 1993 BAREIA converted the Debenture into 18,989,899 shares of Common Stock of the Issuer. Concurrently with such conversion, BAREIA purchased from the Issuer 1,405,702 shares of Preferred Stock, which shares of Preferred Stock currently are convertible at the option of the holder into 7,757,737 shares of Common Stock of the Issuer. The conversion of the Debenture and the purchase were made pursuant to the 1993 Agreement.

              CalPERS has sole power to vote or to direct the vote of and sole power to dispose of or to direct the disposition of 269,168 shares of Common Stock which CalPERS owns individually. As the sole limited partner of BAREIA, CalPERS may be deemed to have shared power to vote or to direct the vote of and shared power to dispose of or direct the disposition of 37,488,174 shares of Common Stock, including 7,757,737 shares of Common Stock currently issuable upon conversion of the shares of Preferred Stock referred to above. Accordingly, in the aggregate CalPERS may be deemed to beneficially own 37,757,342 shares of Common Stock of the Issuer, which would constitute approximately 46.8% of such Common Stock.

              BAREIA beneficially owns 37,488,174 shares of Common Stock of the Issuer, including 7,757,737 shares of Common Stock currently issuable upon conversion of the Preferred Stock referred to above, which would constitute approximately 46.4% of such Common Stock. BAREIA has shared power to dispose of or to direct the disposition of and shared power to vote or direct the vote of such shares.

              By reason of the agreements described in Item 4, BAREIA, Itel and O&Y might be deemed to comprise a group within the meeting of Section 13(d)(3) of the Exchange Act. However, BAREIA disclaims any beneficial ownership of Common Stock of the Issuer owned by either Itel or 0&Y.

              On February 11, 1993 BAREIA executed and delivered Amendment No. 1, the Stockholders Agreement, the Registration Rights Amendment and the Standby Stockholders Agreement. The descriptions of the terms and provisions of such agreements are qualified in their entirety by reference to the text of such
      agreements, which are filed as Exhibits 8, 9, 10 and 11, respectively, hereto and incorporated herein by this reference.

Item 6.  Contracts, Arrangements, Understandings Where
         Relationship With Respect to Securities of the Issuer.

              Item 6 is amended by adding to the end thereof the following information:

              On February 11, 1993 BAREIA executed and delivered Amendment No. 1, the Stockholders Agreement, the Registration Rights Amendment and the Standby Stockholders Agreement. The descriptions of the terms and provisions of such agreements are qualified in their entirety by reference to the text of such agreements, which are filed as Exhibits 8, 9, 10 and 11, respectively, hereto and incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

              Item 7 is amended by adding the following exhibits:

              8.   Amendment No. 1 to 1933 Agreement between the
                   Issuer and BAREIA.

              9.   Stockholders Agreement dated as of January 29,
                   1993 among the Issuer, BAREIA, Itel and O&Y.

              10.  First Amendment to Registration Rights
                   Agreement dated as of January 29, 1993 among the Issuer, BAREIA, Itel and O&Y.

              11.  Standby Stockholders Agreement dated as of
                   February 4, 1993 among the Issuer, BAREIA and
                   Itel.

                            SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date:  February 11, 1993          BAY AREA REAL ESTATE INVESTMENT
                                  ASSOCIATES, L.P.


                                  By:  JMB/Bay Area Partners, an
                                       Illinois general
                                       partnership, its General
                                       Partner

                                  By:  JMB/IH-II, Inc., a General
                                       Partner


                                  By:  /s/ Judd D. Malkin


                                       Judd D. Malkin
                                       Chairman

                            SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date:  February 11, 1993          CALIFORNIA PUBLIC EMPLOYEES'
                                  RETIREMENT SYSTEM


                                  By:  /s/ James E. Burton


                                       James E. Burton
                                       Assistant Executive
                                        Officer
                                       Investment Operations

                          EXHIBIT INDEX


Number                                                      Page

  8.               Amendment No. 1 to 1933 Agreement
                   between the Issuer and BAREIA              10

  9.               Stockholders Agreement dated as of
                   January 29, 1993 among the Issuer,
                   BAREIA, Itel and O&Y                       12

 10.               First Amendment to Registration Rights
                   Agreement dated as of January 29, 1993
                   among the Issuer, BAREIA, Itel and O&Y     28

 11.               Standby Stockholders Agreement dated as
                   of February 4, 1993 among the Issuer,
                   BAREIA and Itel                            32